MICHAEL NWATU UGWU

Career Objective: Industrial Management.

Education: Rochester Institute Of Technology, Rochester, New York.
Bachelor of Science, Printing Production & Management Technology, May 1988.

Alabama A&M University, Normal Alabama.
Master of Science, Industrial Technology, July, 1990.

Work Experience: **Self-Employed**
5/09 – Date   Export and distribution of beauty products manufactured in USA to East African Regions.
This job requires knowledge of import requirements of various countries of East Africa.
Product knowledge, sourcing and restrictions are necessary. It is also important to understand the ethnic needs and price limitations of each region before any importation.

Wal-Mart Stores, Inc.
2/99 - 5/09   **Co-Manager: Duties include but not limited to s**upervision of 250 Associates and 6 Assistant Managers, control of inventory log of seven million Dollars, employment, and training of Associates and preparation of monthly Profit and Loss statements. Budgeting, forecasting and daily and hourly monitoring of sales, profit and expenses are also required function of this position. Review and finalization of goods received as well as orders placed by either Department Managers or Assistant Managers.

11/03 - 8/09   **Long Island State Veteran's Home.**
CNA: Duties include but not limited to total care of elderly Residents. Assist Nurses in Resident Care. Patience and communication skills are vital to this job.

Educational Related Work Experience:
2/89 - 6/96   **Alabama Agricultural and Mechanical University.**
Instructor: Teach three to four printing courses every semester. Duties also included teaching of how to operate different printing equipment including computers. Patience and communication skills are vital.

Industrial Related Work Experience
11/88 - 2/89   **Westveco U.S. Envelope Division, Springfield, Massachusetts.**
Pressman: Set-up and operate six and seven color flexographic presses. The job requires not only mechanical abilities but also an understanding of printing technology.

4/88 - 10/88   **Waldorf Corporation, Chicopee, Massachusetts**.
Assistant Pressman: Set-up and operate six and seven color offset presses producing high quality jobs. Training of Pressmen and Feeder Operators on how to run computerized printing machines.

6/86 - 1/88   **Mail-Well Envelope Corporation, Rochester, New York.**
Pressman: Set-up and operate two color presses. Occasionally had to assemble the job and make the films and plates. The job also involves minor repairs of various printing machines.

9/85 - 5/86   **Ogden Security, Rochester, New York.**
Security Officer: Ensure security of assigned offices, homes and construction sites.

9/79 - 12/83   **NOD Limited, Enugu, Nigeria**
Assistant Manager: Supervision of a crew of fifty. Control of inventory log. Preparation of invoices and maintenance of company accounts. Introduction of new building materials to the end users.
Acquisition and supply of food products to colleges, universities and hospitals. Research of new products and the manufacturers.

Activities: -President, Student Union, Nkanu, Enugu State, Nigeria (1975 -1983)
- School Prefect, Teacher Training College (1979)

MARIAM OUEDRAOGO

432 E 162ND Street Bronx New York 10451

APT 6B

201-948-7031

mariamaouedrao14@gmail.com

OBJECTIVE:

Seeking a full-time work in the banking field.

EDUCATION:

- Master business administration, University of people 2020

- Health, accident, and life insurance license 07/2017

- Home health aide certificate New York   02/2017

- American bartending school New York   06/ 24/2016 certificate

- ESC Rennes France   from 9/2014 to 7/2015 Master Business Management

- CERCO Burkina Faso Ouagadougou from 12/2011 to 2/2013 Bachelor's in international Relationships

- University of Ouagadougou from 2007 to 2010

- ITMD Ouagadougou from 9/2009 to 07/2011 DTS in Communication

EMPLOYMENT:

- Auxiliary Police Officer New York City 03/2017 to present

- Uber driver representative from 10/2017 to present

- Home Health Aide from 2017 to 2019

- American Red Cross from 2017 to 2018

- Sale representative at Key Food supermarket from 2015 to 2017

- BBC Leyland Ghana, Commercial manager from 10/10 to 2/13

- Assembly National of Burkina Faso, Communication and Journalist from 3/13 to 10/13

Skills:

1.   MS word, excel, PowerPoint